Direct phone: 404.873.8528
Direct fax: 404.873.8529
E-mail: stephen.fox@agg.com
www.agg.com

October 1, 2009

VIA EDGAR
Ms. Kristi Marrone
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC   20549

RE:	Rollins, Inc.
Forms 10-Q for the quarters ended March 31 and June 30, 2009
File No. 001-04422
Form 10-K for the year ended December 31, 2009

Dear Ms. Marrone:

We are legal counsel to Rollins, Inc. (the “Company”).  This letter provides the Company’s responses to the comments in your letter dated September 18, 2009 about the Company’s referenced filings.  In an effort to facilitate the Staff’s review, we have repeated the comments prior to setting forth the Company’s response thereto.

Form 10-K for the year ended December 31, 2008

Consolidated Statements of Cash Flows, page 44

1.
Please explain to us why you reduced net income by provision for bad debts to arrive at net cash provided by operating activities, as it appears the amount has already been included as an expense in the net income calculation.  In addition, we note that trade accounts receivable increased by $4.3 million in 2008, but a positive adjustment of $8.5 million was recorded in operating cash flows.  Please explain this discrepancy to us in your response, and include a roll forward of trade accounts receivable for all years presented.

In reviewing its presentation of operating activities in its statement of cash flow, the Company determined that the provision for bad debts should have been reflected as a source of cash of $8.984 million, in effect being added back to and not subtracted from net income.  Accordingly the amount shown for trade accounts receivable has an offsetting presentation issue and, after completing all required adjustments, should have been reflected as a use of cash of $9.440 million and not source of cash of $8.528 million as shown.

171 17th Street, NW     Suite 2100     Atlanta, GA  30363-1031     404.873.8500     fax: 404.873.8501     www.agg.com

Ms. Kristi Marrone
October 1, 2009

The Company has determined that this presentation error is not material to its financial statements as it did not affect net income, analysts’ expectations, compliance with any regulatory requirements or the Company’s loan covenants or management’s compensation, nor did it affect net cash provided by operating activities.  This presentation error did not conceal any unlawful transactions and was not intentional.  The Company’s independent registered public accountants concur with this assessment.

As pointed out by the Staff, trade receivables, short-term increased $4.266 million in 2008, but the Company reflected a positive adjustment of $8.528 million in the trade accounts receivable in operating cash flows.  As discussed above the Company should have reflected a negative adjustment of $9.440 million.

The amounts presented in the operating activities portion of the statement of cash flow impacts only the line items for provision for bad debts and trade accounts receivable.  Total net cash provided by operating activities remains unchanged.  The Company intends to correct this when it files annual report on Form 10-K for the year ending December 31, 2009.

Rollins, Inc. Rollforward of Accounts Receivable
(In thousands)	2008	2007	2006
Beginning accounts receivable balance (net of allowance)	$61,027	$58,940	$53,827
Revenues	1,020,564	894,920	855,878
Collections	(1,011,123)	(888,356)	(844,177)
Acquired accounts receivable	8,246	282	607
Foreign currency translation	(1,722)	1,156	-
Bad Debt Expense	(8,984)	(5,915)	(7,195)
Ending accounts receivable balance (net of allowance)	$68,008	$61,027	$58,940

Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009

Note 5. Earnings Per Share, page 14

2.
It appears that the time lapse restricted shares meet the definition of participating securities, but it does not appear that they have been considered in the calculation of basic earnings per share under the two-class method prescribed by paragraphs 60-61 of SFAS 128 (FASB ASC 260-10-45-59A through 260-10-45-60B).  In that regard, please advise us what consideration you gave FSP EITF 03-6-1 (FASB ASC 260-10-45-68) when calculating basic EPS.  Refer to the illustrative example in the Appendix of the FSP (FASB ASC 260-10-55-76A through 260-10-55-76D).

Ms. Kristi Marrone
October 1, 2009

The Company concurs with the Staff’s comment that time lapse restricted shares meet the definition of participating securities.  When calculating basic EPS using the illustrative example in the appendix of the FSP (FASB ASC 260-10-55-76A through 260-10-55-76D) for its Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009, the Company came to the same basic EPS as displayed in Note 5 Earnings Per Share on its Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009.

The Company will in future filings revise its disclosure of the calculation of basic EPS to use the illustrative example in the appendix of the FSP (FASB ASC 260-10-55-76A through 260-10-55-76D) beginning with its quarterly report on Form 10-Q for the period ending September 30, 2009.

The Company has authorized us to advise you that the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further comments or questions to me at (404) 873-8528.

Sincerely,

ARNALL GOLDEN GREGORY LLP

/s/ Stephen D. Fox
Stephen D. Fox

cc:         Mr. Harry J. Cynkus